

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

June 3, 2009

Hojabr Alimi
Chief Executive Officer
Oculus Innovative Sciences, Inc.
1129 N. McDowell Blvd.
Petaluma, CA 94954

> **Re: Oculus Innovative Sciences, Inc.
> Amendment No. 1 to Registration Statement on Form S-1
> Filed May 22, 2009
> File No. 333-158539**

Dear Mr. Alimi:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1.   We note your response to prior comment 8; however, it continues to appear that you have registered for resale in other registration statements securities held in the name of one of your directors and affiliates that raise the issues mentioned in that comment. Therefore, we reissue the comment.

<u>Fee Table</u>

2.   We note your revisions in response to prior comment 1; however, given that the Units do not appear to be traded and that you must offer the Units at a fixed price

for the duration of your offering, it is unclear why you believe that reliance on Rule 457(c) is appropriate. Please revise or advise.

Prospectus Cover

3.   Please tell us when you plan to end the offering. In this regard, it is unclear whether you will have multiple closings with the five-year term of the warrants resulting in a different expiration date at each closing. Please address this issue and each of the disclosure requirements of Regulation S-K Item 501(b)(8)(iii).

Risk Factors, page 2

4.   We note from your response to prior comment 19 that the selling shareholders in the prior registration statement "had certain registration rights." Please tell us which selling shareholders "had" the registration rights you mention and whether they continue to have such rights with respect to the securities they continue to hold and were not included on the prior registration statement. If those selling shareholders continue to have registration rights, please tell us, with a view toward disclosure in an appropriate section of your document, whether and when you intend to satisfy those rights and the consequences from failing to satisfy those rights.

5.   Your response to prior comment 19 states that "many selling shareholders will soon be able to sell their shares pursuant to an exemption from registration . . ." Please tell us when the selling shareholders will be able to sell their shares. Cite all authority on which you rely for your conclusions.

Financial Statements, page F-1

6.   Please update your financial statements, as required by Rule 8-08 of Regulation S-X.

Exhibits, page II-3

7.   We note your response to prior comment 4. Please file as an exhibit the agreement with Dawson James to act as placement agent for your offering.

* * * * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Geoffrey Kruczek at (202) 551-3641 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax): Amy M. Trombly, Esq.